Exhibit 99.1

October 24, 2018	TSX: GPR
For Immediate Release	NYSE American: GPL

NEWS RELEASE

GREAT PANTHER SILVER TO ANNOUNCE THIRD QUARTER FINANCIAL

RESULTS ON OCTOBER 31, 2018

CONFERENCE CALL AND WEBCAST ON NOVEMBER 1, 2018

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE American: GPL) (“Great Panther”; the “Company”) has scheduled the release of its third quarter 2018 financial results for Wednesday, October 31, 2018, after market close.

A conference call and webcast will be held on Thursday, November 1, 2018 at 10:00 a.m. Eastern Time (7:00 a.m. Pacific Time) to discuss the results and provide an update on the acquisition of Beadell Resources Limited (“Beadell”), and the Coricancha Project. Mr. James Bannantine, President and CEO and Mr. Jim Zadra, CFO and Corporate Secretary will host the call.

Shareholders, analysts, investors and media are invited to join the live webcast and conference call by logging in or calling in five minutes prior to the start time.

Live webcast and registration:	www.greatpanther.com
U.S. & Canada Toll-Free:	1 800 682 0995
International Toll:	+1 334 323 0505
Conference ID:	4826327

A replay of the webcast will be available on the Webcasts section of the Company’s website approximately one hour after the conference call.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex and the Topia Mine. The Company is also advancing towards a decision to restart the Coricancha Mine in Peru with the initiation of a Bulk Sample Program following the completion of a positive Preliminary Economic Assessment in May 2018. In addition, the Company has signed an agreement to acquire all of the issued ordinary shares of gold producer Beadell. The closing of this transaction will create a new emerging intermediate and growth-oriented precious metals producer focused on the Americas with strong geographic diversity across three leading mining jurisdictions, and a diverse asset portfolio including three producing mines, an advanced stage project, and significant exploration potential.

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For more information, please contact: Alex Heath Director, Investor Relations Toll Free: 1 888 355 1766 Tel: +1 604 638 8956 aheath@greatpanther.com www.greatpanther.com